UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ______________)*

                            Worldwide PetroMoly, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    98159L10
                                 (CUSIP Number)

                                  June 1, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98159L10
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Porter Lane Investments, Inc.

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)
               (a)    [   ]
               (b)    [   ]

-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION       Georgia

-------------- -----------------------------------------------------------------



NUMBER OF                5.   SOLE VOTING POWER           15,695,920

SHARES
                         -------------------------------------------------------
BENEFICIALLY             6.   SHARED VOTING POWER         0

OWNED BY
                         -------------------------------------------------------
EACH REPORTING           7.   SOLE DISPOSITIVE POWER      15,695,920

PERSON WITH
                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER    0


------------------------ -------------------------------------------------------
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           15,695,920
-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                       [   ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      9.9%

-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            CO

-------------- -----------------------------------------------------------------

Item 1.

               (a)   NAME OF ISSUER:

                     Worldwide PetroMoly, Inc.

               (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     12600 Deerfield Parkway, Suite 100
                     Alpharetta, Georgia  30004

Item 2.

               (a)   NAME OF PERSON FILING:

                     Porter Lane Investments, Inc.

               (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                     5255 Porter Lane
                     Gainesville, Georgia 30506

               (c)   CITIZENSHIP:

                     Georgia

               (d)   TITLE OF CLASS OF SECURITIES:

                     Common Stock

               (e)   CUSIP NUMBER:

                     98159L10

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)   [ ]  Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).

               (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).

               (c)   [ ] Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

               (d)   [ ] Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)   [ ] An investment adviser in accordance with
                         Rule13d-1(b)(1)(ii)(E);

               (f)   [ ] An employee benefit plan or endowment fund in
                         accordance with Rule13d-1(b)(1)(ii)(F);

               (g)   [ ] A parent holding company or control person in
                         accordance with Rule13d-1(b)(1)(ii)(G);

               (h)   [ ] A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)   [ ] A church plan that is excluded from the definition of
                         an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)   [ ] Group, in accordance with Rule13d-1(b)(1)(ii)(J).

                            Not applicable.


Item 4.        OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)   Amount beneficially owned:  15,695,920

               (b)   Percent of class:  9.9%

               (c)   Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote   15,695,920

                     (ii)  Shared power to vote or to direct the vote: 0

                     (iii) Sole power to dispose or to direct the
                           disposition of         15,695,920

                     (iv)  Shared power to dispose or to direct the
                           disposition of         0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Instruction:  Dissolution of a group requires a response to this item.


Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.


Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.


Item 9.        NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.


Item 10.       CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   June 8, 2001
                                             --------------------------
                                                      Date

                                                /s/ Gerald S. Sullivan
                                             --------------------------
                                                    Signature

                                             Gerald S. Sullivan, President
                                             Porter Lane Investments, Inc.
                                             --------------------------
                                                   Name/Title